UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the Fiscal Year Ended December 31, 2010

 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

 CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES
 (Full title of the plan)

 CUMMINS INC.
  500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010 AND 2009

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

TABLE OF CONTENTS

DECEMBER 31, 2010 AND 2009

*

As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2010 and of reportable transactions for the year ended December 31, 2010 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and Participants of the Cummins Inc. and Affiliates

  Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 24, 2011

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

		2010			2009
	Supplemental Information			Supplemental Information
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value:
Cummins Inc. common stock - ESOP
fund	$274,554,807	$-0-	$274,554,807	$121,850,282	$7,896,664	$129,746,946
Other investments	1,290,786,429	-0-	1,290,786,429	1,056,859,747	-0-	1,056,859,747
Total investments	1,565,341,236	-0-	1,565,341,236	1,178,710,029	7,896,664	1,186,606,693
Employer contributions receivable	5,007,105	-0-	5,007,105	4,579,530	-0-	4,579,530
Participant loans receivable	19,882,362	-0-	19,882,362	17,588,407	-0-	17,588,407
Total assets	1,590,230,703	-0-	1,590,230,703	1,200,877,966	7,896,664	1,208,774,630
Liabilities
Note payable - ESOP	-0-	-0-	-0-	-0-	1,716,594	1,716,594
Excess contributions refundable	7,510	-0-	7,510	9,388	-0-	9,388
Interest payable	-0-	-0-	-0-	-0-	48,672	48,672
Total liabilities	7,510	-0-	7,510	9,388	1,765,266	1,774,654
Net assets available for benefits
Net assets reflecting all investments
at fair value	1,590,223,193	-0-	1,590,223,193	1,200,868,578	6,131,398	1,206,999,976
Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	(4,902,701)	-0-	(4,902,701)	2,447,909	-0-	2,447,909
Net assets available for benefits	$1,585,320,492	$-0-	$1,585,320,492	$1,203,316,487	$6,131,398	$1,209,447,885

  See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

	Supplemental Information
	Allocated	Unallocated	Total
Additions
Contributions:
Employer	$27,670,213	$1,765,266	$29,435,479
Employee	63,497,871	-0-	63,497,871
Allocation of 170,162 shares of Cummins Inc.
common stock, at market	8,983,920	-0-	8,983,920
Plan interest in Cummins Inc. and Affiliates
Retirement and Savings Plans Master Trust
investment income	386,385,767	1,087,256	387,473,023
Interest on participant loans receivable	915,767	-0-	915,767
Total additions	487,453,538	2,852,522	490,306,060
Deductions
Benefits paid to participants	104,677,392	-0-	104,677,392
Other deductions	204,636	-0-	204,636
Allocation of 170,162 shares of Cummins Inc.
common stock, at market	-0-	8,983,920	8,983,920
Total deductions	104,882,028	8,983,920	113,865,948
Fund transfers with Affiliate Plans	(567,505)	-0-	(567,505)
Net change in net assets
available for benefits	382,004,005	(6,131,398)	375,872,607
Net assets available for benefits,
beginning of year	1,203,316,487	6,131,398	1,209,447,885
Net assets available for benefits,
end of year	$1,585,320,492	$-0-	$1,585,320,492

  See accompanying notes to financial statements.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1.  description of the plan

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees are salaried and non-bargaining hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees.

The trustee for the Master Trust is State Street Corporation. As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with Affiliate Plans”.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-one investment options.

Matching Contribution

The Company contributes to the Plan by matching 100% of the first 1% contributed plus 50% of the next 5% contributed. The matching contribution is made in the form of cash or Company stock, based on the participant’s employing company, as defined. The entire amount of Company stock received as a match is available for diversification.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the Stable Value fund and common/collective trust investments.  The Stable Value fund consists primarily of insurance contracts and bank investment contracts with various companies. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses.  Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

The common/collective trust investments are public investment securities valued using the net asset value (NAV) provided by fund managers. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

Subsequent Events

The Plan has evaluated events or transactions occurring subsequent to the Statement of Net Assets Available for Benefits date for recognition and disclosure in the accompanying financial statements through the date the financial statements are available to be issued, which is June 24, 2011.

3.  INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust. At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Master Trust was 86.8% and 84.0%, respectively.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

The following investments are held by the Master Trust as of December 31:

	2010	2009
Cummins Inc. Common Stock Fund	$483,475,136	$209,699,172
Cummins Inc. common stock - ESOP fund
(non-participant directed)	-0-	7,896,664
Stable Value fund investments	351,711,120	359,012,662
Stable Value fund wrapper contracts	547,696	-0-
Common / collective trusts	154,976,469	119,834,914
Registered investment companies	812,990,261	715,870,383
Total	$1,803,700,682	$1,412,313,795

The Stable Value fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts. This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2020. The contracts have varying yields which averaged 3.08 percent and 4.54 percent during the years ended December 31, 2010 and 2009, respectively. The contracts have varying crediting interest rates which averaged 3.11 percent and 2.45 percent during the years ended December 31, 2010 and 2009, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans.  To accomplish these objectives, the Stable Value fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Stable Value fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value fund.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

In a wrapper contract structure, the underlying investments are owned by the Stable Value fund and held in trust for participants. The Stable Value fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned. Over time, the crediting rate formula amortizes the Stable Value fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Synthetic investment contracts generally impose conditions on both the Plan and the issuer.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the Plan to be in default:  a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement.  The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized.  If, in the event of default of an issuer, the Plan were unable to obtain a replacement seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.  If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.  If the contract terminates when the market value equals zero, the issuer will pay the excess  of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

The contracts’ aggregate fair values were approximately $7,400,000 higher and $3,700,000 lower than the reported contract values at December 31, 2010 and 2009, respectively.

Investments that represent 5% or more of the Master Trust’s assets are separately identified as follows:

	2010	2009
American Funds Growth Fund of America	$110,901,473	$102,166,361
Cummins Inc. Common Stock Fund	483,475,136	217,595,836
NTGI S & P 500 Index Fund	134,032,775	119,834,914
PIMCO Total Return Fund	86,833,427	70,895,090
Vanguard Wellington Admiral Shares Fund	208,007,294	196,574,815
Aegon Wrapped Investment Contract	114,318,432	117,095,773
Royal Bank of Canada Wrapped
Investment Contract	114,592,139	117,095,670
State Street Bank Wrapped Investment
Contract	114,609,062	117,111,459
Other	436,930,944	353,943,877
Total	$1,803,700,682	$1,412,313,795

Investment income for the Master Trust for the year ended December 31, 2010 is as follows:

Net appreciation in fair value of investments:
Cummins Inc. Common Stock Fund	$291,126,216
Cummins Inc. common stock - ESOP fund
(non-participant directed)	1,065,670
Common / collective trusts	18,247,484
Registered investment companies	89,963,060
Interest	9,672,405
Dividends	2,263,994
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	21,571

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2010 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $8,983,920.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

4.  ESOP FUND

The Master Trust established an Employee Stock Ownership Plan (“ESOP”) Trust account in July 1989 to purchase 2,362,206 shares of the Company’s common stock in exchange for a $75,000,000 note secured by the shares. The note payable was repaid in November 2002 by the Company and the Company concurrently entered into a $50,950,000 note with the ESOP Trust. This note was secured by the remaining unallocated shares in the ESOP Trust.  The loan was repaid in January 2010 and all shares were allocated by March 2010.

The following is the Master Trust’s investment in Cummins Inc. common stock – ESOP Fund (including cash) at December 31:

	2010		2009
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	2,484,326	-0-	2,645,514	170,162
Cost	$25,274,225	$-0-	$27,275,328	$1,350,661
Market	$273,300,703	$-0-	$121,323,272	$7,896,664

5.  TAX STATUS

The Plan received a favorable determination letter dated July 19, 2002 in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving that determination letter. The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

6.  RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by State Street Corporation and shares of Cummins Inc.  State Street Corporation is the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Hewitt Associates, LLC serves as the Plans’ third party administrator.  Blue & Co., LLC serves as the Plans’ auditor. JPMorgan Asset Management serves as the Plans’ investment manager of the Stable Value fund. Transactions with these parties qualify as party-in-interest transactions.

7.  reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2010	2009
As reported per the financial statements	$1,585,320,492	$1,209,447,885
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts	4,902,701	(2,447,909)
As reported per the Form 5500	$1,590,223,193	$1,206,999,976

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2010:

As reported per the financial statements	$387,473,023
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts at December 31, 2010	4,902,701
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts at December 31, 2009	2,447,909
As reported per the Form 5500	$394,823,633

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

8.  FAIR VALUE MEASUREMENTS

Assets that are measured at fair value are categorized according to a fair value hierarchy that prioritizes the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. If the inputs used fall within different levels of the hierarchy, the categorization is based upon the lowest level input that is significant to the fair value measurement.

The hierarchy of inputs is as follows:

  Level 1 – Unadjusted quoted prices for identical assets and liabilities in active markets

  Level 2 – Quoted prices for similar assets and liabilities in active markets (other than those included in Level 1) which are observable for the asset or liability, either directly or indirectly

  Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Fair values of assets measured on a recurring basis at December 31, 2010 and 2009, are as follows:

		2010
	Fair
	Value	Level 1	Level 2	Level 3
Master Trust level assets
Registered investment
companies:
Target funds	$188,877,753	$188,877,753	$-0-	$-0-
Bond funds	86,833,427	86,833,427	-0-	-0-
Balanced funds	208,007,294	208,007,294	-0-	-0-
Growth funds	166,618,242	166,618,242	-0-	-0-
Value funds	103,727,299	103,727,299	-0-	-0-
Other	58,926,246	58,926,246	-0-	-0-
Common stocks:
Cummins Inc.	483,475,136	483,475,136	-0-	-0-
Common/collective trusts:
Index fund	134,032,775	-0-	134,032,775	-0-
Growth fund	20,943,694	-0-	20,943,694	-0-
Stable Value fund:
Cash equivalents	8,739,183	8,739,183	-0-	-0-
Wrapped bonds	342,971,937	-0-	-0-	342,971,937
Guaranteed investment
contracts	547,696	-0-	547,696	-0-

		2009
	Fair
	Value	Level 1	Level 2	Level 3
Master Trust level assets
Registered investment
companies
Target funds	$144,389,845	$144,389,845	$-0-	$-0-
Bond funds	70,895,090	70,895,090	-0-	-0-
Balanced funds	196,574,815	196,574,815	-0-	-0-
Growth funds	169,316,091	169,316,091	-0-	-0-
Value funds	96,930,096	96,930,096	-0-	-0-
Other	37,764,446	37,764,446	-0-	-0-
Common stocks:
Cummins Inc.	217,595,836	217,595,836	-0-	-0-
Common/collective trusts:
Index fund	119,834,914	-0-	119,834,914	-0-
Stable Value fund:
Cash equivalents	7,709,760	7,709,760	-0-	-0-
Wrapped bonds	351,302,902	-0-	-0-	351,302,902

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

The valuation methodology used to measure the fair values of registered investment companies and common stocks were derived from quoted market prices in active markets. The valuation techniques used to measure fair value of the common/collective trusts and Stable Value fund are included in Notes 2 and 3, respectively.

Following is a progression of the fair value of the Level 3 assets (wrapped bonds) included in the Master Trust for the year ended December 31, 2010 and 2009:

	2010	2009
Balance, beginning of year	$351,302,902	$327,321,173

Issuances, repayments and settlements, net	(30,000,000)	(9,000,000)

Unrealized gains related to instruments
still held at reporting date	21,669,035	32,981,729
Balance, end of year	$342,971,937	$351,302,902

SUPPLEMENTARY INFORMATION

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
		(HELD AT END OF YEAR)		EIN 35-0257090
		DECEMBER 31, 2010		Plan Number: 020

(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
	Participant Loans	1 - 4 1/2 year maturity
		4.25% to 9.25%	$ -0-	$19,882,362

  See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR SALARIED AND NON-BARGAINING UNIT HOURLY EMPLOYEES

By: Benefits Policy Committee of Cummins Inc.

Date: June 24, 2011	By: /s/ Richard E. Harris
Richard E. Harris
Vice President - Chief Investment Officer